Exhibit 4.3(iv)

ECOLAB SAVINGS PLAN AND ESOP

2017 RESTATEMENT

THIRD AMENDMENT

WHEREAS, Ecolab Inc. (“Company”) sponsors the Ecolab Savings Plan and ESOP - 2017 Restatement, and as further amended (the “Plan”); and

WHEREAS, pursuant to Section 10.2 of the Plan, the Company has the right to amend the Plan at any time, to any extent that it may deem advisable; and

WHEREAS, the Company has determined to split-off its upstream energy business held by ChampionX Holding Inc. (“ChampionX”) and merge it into a subsidiary of Apergy Corporation, a public company (the “Transaction”).  Coincident with and effective as of the end of the day on which the Transaction occurs, ChampionX LLC, a wholly owned subsidiary of ChampionX, shall adopt and maintain the ChampionX Savings Plan (the “ChampionX Plan”) for the benefit of eligible U.S. employees of ChampionX LLC and other subsidiaries of ChampionX (“ChampionX Participants”) which it permits to, and which do, adopt such plan.  The ChampionX Plan shall not be effective until the end of the day on which the Transaction occurs (the “Effective Date”) and if the Transaction does not occur, the ChampionX Plan shall be null and void; and

WHEREAS, the Company desires to amend the Plan to reflect the spinoff from the Plan of the assets and liabilities attributable to ChampionX Participants at the Effective Date or such later date as determined in connection with and at the direction of the Employee Matters Agreement between Ecolab Inc., ChampionX, and Apergy Corporation, dated December 18, 2019, as it may be amended from time to time, or as soon as administratively practicable thereafter; and

WHEREAS, the Company desires to amend the Plan to provide that the Apergy Stock Fund shall be an investment fund under the Plan following the Transaction but that such fund shall be liquidated approximately 24 months following the Effective Date; and

WHEREAS, the Company desires to amend the Plan to reflect that, in the event of a public tender offer for the common stock of Ecolab Inc., the Plan’s trustee will not tender any unallocated shares  of Ecolab Inc. common stock in the Plan (“Ecolab shares”) and so for purposes of the Transaction, will not tender any Ecolab shares except with respect to Ecolab shares for which a Participant makes an election to tender.

NOW THEREFORE, the Plan is hereby amended in the following respects, as of the Effective Date:

1.	A new Section 1.4 (ChampionX Spin-Off) is added to the Plan to read as follows:

“1.4ChampionX Spin-Off

Ecolab Inc. has determined to split-off its upstream energy business held by ChampionX Holding Inc. (‘ChampionX’) and merge it into a subsidiary of Apergy Corporation, a public company (the ‘Transaction’).  Coincident with and effective as of the end of the day on which the Transaction occurs, ChampionX LLC, a wholly owned subsidiary of ChampionX, shall adopt and maintain the ChampionX Savings Plan (the ‘ChampionX Plan’) for the benefit of eligible U.S. employees of ChampionX LLC and other subsidiaries of ChampionX (‘ChampionX Participants’) which it permits to, and which do, adopt such plan.  The ChampionX Plan shall not be effective until the end of the day on which the Transaction occurs (the ‘Effective Date’).  Effective as of the Effective Date or such later date as determined in connection with and at the direction of the Employee Matters Agreement between Ecolab Inc., ChampionX, and Apergy Corporation, dated December 18, 2019, as it may be amended from time to time (the ‘Transfer Date’), the ChampionX Participants shall cease participating in this Plan.  The assets and liabilities in the Plan allocable to such ChampionX Participants shall be transferred to the ChampionX Plan effective as of the Transfer Date or as soon as administratively practicable thereafter.  Notwithstanding any other provision of the Plan to the contrary, a ChampionX Participant’s benefit under the Plan as of the Transfer Date shall be fully vested.

Effective on and after the Transfer Date, all such benefits shall be payable from the ChampionX Plan in accordance with the provisions thereof, and no ChampionX Participant shall have any further interest under the Plan.  Any ChampionX Participant who has a benefit under this Plan immediately prior to the Transfer Date, or any persons who are claiming benefits through such ChampionX Participant, shall receive a benefit under the ChampionX Plan immediately after the Transfer Date that is at least equal to the benefit the ChampionX Participant would have been entitled to receive under this Plan immediately before the Transfer Date.”

2.	Subsection (E) of Section 5.6 (Voting Ecolab Inc. Stock) is amended to read as follows:

“(E)Except as provided above in Section 5.6(D), the Trustee will vote any Ecolab Inc. stock with respect to which it does not receive timely directions so that the proportion of such stock voted in any particular manner on any matter is the same as the proportion of the stock with respect to which the Trustee has received timely directions which is so voted.  If a public tender offer is made and the Trustee holds any Ecolab Inc. stock that is not attributable to any Participant's or Beneficiary’s share of the Ecolab Stock Fund, the Trustee will not tender such stock, unless the tender offer is not subject to Section 14(d) of the Securities Exchange Act of 1934 and the Investment Committee is acting as the named fiduciary to determine whether the shares shall be tendered, in which case the Trustee shall tender the stock as directed by the Investment Committee.”

3.	A new Section 5.9 (Apergy Stock Fund) is added to the Plan to read as follows:

“5.9Apergy Stock Fund

Notwithstanding anything in the foregoing to the contrary, the investment Funds shall include the Apergy Stock Fund, unless contrary to ERISA.  The Apergy Stock Fund is frozen.  No additional contributions or other amounts shall be invested in, or transferred to, the Apergy Stock Fund, with the exception of amounts transferred on the establishment of the Apergy Stock Fund.  Dividends on Apergy Stock held in Participants’ Accounts will be reinvested in available Funds pro rata based on Participants’ current investment elections for the period in which the Apergy Stock Fund is a permitted Fund under the Plan.

The Apergy Stock Fund shall be an investment Fund under the Plan for approximately 24 months after the Effective Date.  The Plan Administrator shall permit Participants to direct investments from the Apergy Stock Fund into other available investment Funds as of the Effective Date and anticipated for approximately 24 months thereafter.  It is anticipated that any remaining positions in the Apergy Stock Fund shall be liquidated approximately 24 months after the Effective Date, and the proceeds therefrom mapped to the qualified default investment alternative.  The Investment Committee appointed the Newport Trust Company as independent fiduciary and investment manager for the Apergy Stock Fund, within the meaning of Section 3(21) and Section 3(38) of ERISA.

To the extent that the Participant’s Account is invested in the Apergy Stock Fund, distributions will be made in shares of Apergy Corporation common stock or cash, whichever the Participant or Beneficiary, as the case may be, elects; provided that, first, only a whole number of shares may be distributed in kind and the balance of any distribution will be paid in cash; and second, if the Participant or Beneficiary does not make an election, any distribution will be made in cash.

The Investment Committee appointed Newport Trust Company as independent fiduciary and investment manager for the Apergy Stock Fund, within the meaning of Section 3(21) and Section 3(38) of ERISA. In exercising its authority and responsibility pursuant to this Section, Newport Trust shall have the exclusive authority to exercise any or all of the following powers, and to instruct the Trustee accordingly:

(i)	to determine the timing and manner of liquidating the Apergy Stock held in the Apergy Stock Fund, consistent with the terms of the Plan;
(ii)	to determine, as applicable, the target level of cash to be maintained in the Apergy Stock Fund to facilitate Participant transactions out of the Apergy Stock Fund and to pay permissible expenses for the Plan;
(iii)	approximately 24 months following the Effective Date, or an earlier date determined by Newport Trust in the exercise of its fiduciary duties, to liquidate the Apergy Stock in the Apergy Stock Fund in the Plan in an orderly manner;
(iv)	to direct that the proceeds from any liquidation of Apergy Stock pursuant to this Section be invested on a temporary basis in the Plan’s default investment option pending Participant directions with respect to the investment of such proceeds; and
(v)	to suspend or prohibit the transfer of Participant account balances out of the Apergy Stock Fund during any period in which Newport Trust is directing the sale or other disposition of the Apergy stock held in the Apergy Stock Fund in the Plan.

For purposes of this Section, ‘Apergy Stock’ means the common stock of Apergy Corporation, which is tradeable on an established securities market.

For purposes of this Section, ‘Apergy Stock Fund’ means the portion of the entire Fund for the Plan which is invested primarily in Apergy Stock, but also customarily includes short-term investments.  Participants interests in the Apergy Stock Fund are expressed in ‘units,’ rather than shares of common stock of Apergy Corporation.”

IN WITNESS WHEREOF, the Company has caused this instrument to be executed by its authorized officers and its corporate seal to be affixed, on the date written below.

Dated: May 21, 2020

ECOLAB INC.

(Seal)
		By:	/s/ Daniel J. Schmechel
Daniel J. Schmechel
Chief Financial Officer

Attest:	/s/ Michael C. McCormick
Michael C. McCormick
Executive Vice President, General Counsel,
and Secretary